Exhibit 99.1

QUIPT HOME MEDICAL REPORTS RECORD FOURTH QUARTER AND FISCAL YEAR 2023 FINANCIAL RESULTS POSTING REVENUE GROWTH OF 59% AND ADJUSTED EBITDA GROWTH OF 73%

POSTS VERY STRONG ADJUSTED EBITDA % OF REVENUE OF 23.5% FOR FISCAL Q4 AND 22.8% FOR FISCAL YEAR 2023

Cincinnati, Ohio – December 18, 2023 – Quipt Home Medical Corp. (the “Company”) (NASDAQ: QIPT; TSX: QIPT), a U.S. based home medical equipment provider, focused on end-to-end respiratory care, today announced its fourth quarter and fiscal year 2023 financial results and operational highlights. These results pertain to the three months and year ended September 30, 2023, and are reported in United States dollars ("$", "dollars" and "US$") and have been rounded to the nearest hundred thousand.

Quipt will host its Earnings Conference Call on Tuesday, December 19, 2023, at 10:00 a.m. (ET). The dial-in number is 1 (800) 319-4610 or 1 (604) 638-5340. The live audio webcast can be found on the investor section of the Company’s website through the following link: www.quipthomemedical.com.

Financial Highlights:

•	Revenue for fiscal year 2023 was $221.7 million compared to $139.9 million for fiscal year 2022, representing a 59% increase.

•	Net income (loss) for fiscal year 2023 was ($2.8) million, or ($0.07) per diluted share, compared to $4.8 million, or $0.14 per diluted share for fiscal year 2022.

•	Adjusted EBITDA (defined in Non-IFRS Measures below) for fiscal year 2023 was $50.6 million (22.8% of revenue), compared to fiscal year 2022 of $29.2 million (20.9% of revenue), representing a 73% increase. Adjusted EBITDA as a percent of revenue accelerated due to increased scale resulting in better operating leverage across the business.

•	Revenue for Q4 2023 was $62.5 million compared to $40.1 million for Q4 2022, representing a 56% increase.

•	Recurring Revenue (defined in Non-IFRS Measures below) for Q4 2023 was very strong and exceeded 83% of total revenue, driven by growth in the Company’s resupply platform.

•	Net income (loss) for Q4 2023 was ($1.3) million, or ($0.03) per diluted share, as compared to $1.8 million, or $0.05 per diluted share for Q4 2022.

•	Adjusted EBITDA for Q4 2023 was $14.7 million (23.5% of revenue) compared to $8.4 million (21.0% of revenue) for Q4 2022, representing a 75% increase.

•	Cash flow from operations was $40.5 million for the year ended September 30, 2023, compared to $26.3 million for the year ended September 30, 2022.

•	For fiscal year 2023, bad debt expense improved to 4.5% compared to 8.7% for fiscal year 2022. This exemplifies the Company’s ability to scale and add more revenue through add-on acquisitions without compromising billing and collection capabilities.

•	The Company reported $17.2 million of cash on hand and total credit availability of $41.0 million as of September 30, 2023 with $20.0 million available towards its revolving credit facility and $21.0 million available pursuant to a delayed draw term loan facility.

•	The Company maintains a conservative balance sheet with net debt to Adjusted EBITDA leverage of 1.4x.

Operational and Recent Acquisition Highlights:

•	The Company’s customer base increased 65% year over year to 285,819 unique patients served in fiscal year 2023 from 173,203 unique patients in fiscal year 2022.

•	Compared to 516,328 unique set-ups/deliveries in fiscal year 2022, the Company completed 754,414 unique set-ups/deliveries in fiscal year 2023, an increase of 46%. This includes 395,618 respiratory resupply set-ups/deliveries for the year ended September 30, 2023, compared to 231,495 for the year ended September 30, 2022, an increase of 71%, which the Company credits to its continued use of technology and centralized intake processes.

•	The Company’s resupply program is a major proponent of the Company’s 83% recurring revenue base as the Company has significantly scaled, now representing 47% of the recurring revenue mix, driving higher margin revenue. The program now consists of approximately 169,000 patients as of September 30, 2023, compared to approximately 100,000 patients as of September 30, 2022.

•	The Company continues to experience very strong demand for respiratory equipment, including CPAPs, BiPAPs, oxygen concentrators, ventilators, as well as the CPAP resupply and other supplies business.

•	The Company has continued expanding its sales reach, driving organic growth which now spans across 26 U.S. states with the addition of experienced sales personnel.

•	The Company has reached 287,500 active patients, 34,400 referring physicians and 125 locations.

•	In September 2023, the Company acquired a multi-state home medical equipment operator in Mississippi, Texas, and Louisiana. The acquisition added approximately $9 million in revenue with anticipated post-integration Adjusted EBITDA as a percent of revenue similar to Company’s existing percent. Integration has gone very well, and the Company is working on organic expansionary opportunities within those existing markets.

Management Commentary:

“We exited fiscal 2023 with strong momentum across the organization, and substantial operating scale achieved, posting record results with revenue increasing by $81.8 million to $221.7 million. We saw an acceleration of our fiscal 2023 Adjusted EBITDA as a percentage of revenue increase to 22.8%, compared to 20.9% in fiscal 2022, reduced our bad debt expense significantly and improved net operating cash flow. Our growth strategy continues to yield consistent financial and operational results, and we are pleased with the team's continuous efforts to expand our patient-centric ecosystem into strategic areas around the country. To achieve our goals for organic growth, we have been concentrating our efforts on areas where COPD prevalence is high and extending our sales efforts into continuum markets. In fiscal 2024, we anticipate solid organic growth, with the goal of achieving 8-10% revenue growth on an annualized basis. In real time during fiscal Q1 2024, we have seen continued strong demand for our entire diversified respiratory product mix including sleep products and expect this to continue through fiscal 2024,” said CEO and Chairman Greg Crawford.

He added “with 287,500 active patients across 26 states in the United States, Quipt is currently in the strongest market position it has ever been in. Given the favorable regulatory environment, the ongoing high demand for respiratory products and services, the robust demographic trends, and our consistent operating success across the board, we expect continued robust growth in fiscal 2024. Furthermore, we have a lot of opportunity to take advantage of the growing market for at-home clinical respiratory care thanks to our healthy balance sheet, strategic organic growth initiatives and acquisition pipeline.”

“We take great pride in our record-breaking financial and operational performance in the 2023 fiscal year and are incredibly proud of our ability to post our Adjusted EBITDA at 22.8% of revenue” said Hardik Mehta, Quipt’s Chief Financial Officer. “In fiscal Q4, we saw further margin acceleration with Adjusted EBITDA as a percentage of revenue reaching 23.5% and we exceeded $256 million in Run-Rate Revenue (defined in Non-IFRS Measures below). We continue achieving consistent financial results as a result of our ongoing efforts to strategically develop scale with the infrastructure we already have in place, and with over 83% of our revenue being categorized as recurring. Our seamless integration of our largest acquisition to date to kick off 2023 has opened lots of growth opportunities for us to push in 2024. We have the resources needed to carry out our organic and inorganic plan for strategic expansion in an environment with elevated interest rates thanks to our very strong balance sheet with a very low leverage ratio of 1.4x net debt to Adjusted EBITDA, and more than $58 million between available credit and cash on hand. Given our flexible capital structure we continue to look at different ways to create shareholder value and believe that our operational excellence and robust balance sheet provide us with all the resources necessary to execute our growth strategy.”

The Company's full financial statements and management's discussion and analysis for the three months and year ended September 30, 2023 will be available under the Company's profile on SEDAR (www.sedarplus.ca) and at www.sec.gov and will be posted on the Company's web site at www.quipthomemedical.com, on or before the filing deadline of December 29, 2023.

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility, and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services, and making life easier for the patient.

Reader Advisories

There can be no assurance that any of the potential acquisitions in the Company’s pipeline or in negotiations will be completed as proposed or at all and no definitive agreements have been executed. Completion of any transaction will be subject to applicable director, shareholder, and regulatory approvals.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect", "outlook", and similar expressions as they relate to the Company, including: the Company anticipating solid and robust organic growth, with the goal of achieving 8-10% revenue growth on an annualized basis; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including: the Company successfully identified, negotiating and completing additional acquisitions; and operating and other financial metrics maintaining their current trajectories. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: risks related to credit, market (including equity, commodity, foreign exchange and interest rate), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, and capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Pre-Released Financial Metrics

This press release contains certain pre-released fourth quarter and full year financial metrics. The fourth quarter and full year financial metrics contained in this press release are preliminary and represent the most current information available to the Company's management, as financial closing procedures for the three months and year ended September 30, 2023 are not yet complete. The Company's actual consolidated audited financial statements for such period will be filed with the United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedarplus.ca, on or before the filing deadline of December 29, 2023, and may result in material changes to the financial metrics summarized in this press release (including by any one financial metric, or all of the financial metrics, being below or above the figures indicated) as a result of the completion of normal quarter and year end accounting procedures and adjustments, and also what one might expect to be in the final consolidated financial statements based on the financial metrics summarized in this press release. Although the Company believes the expectations reflected in this press release are based upon reasonable assumptions, the Company can give no assurance that actual results will not differ materially from these expectations.

Non-IFRS Measures

This press release refers to “Recurring Revenue”, “Run-Rate Revenue” and “Adjusted EBITDA”, which are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. The Company’s presentation of these financial measures may not be comparable to similarly titled measures used by other companies. These financial measures are intended to provide additional information to investors concerning the Company’s performance.

Recurring Revenue for Quipt for the three months ended September 30, 2023, as used in this press release, is calculated as rentals of medical equipment of $27.6 million plus sales of respiratory resupplies of $24.5 million for a total of $52.1 million, divided by total revenues of $62.5 million, or 83%.

Run-Rate Revenue is defined as revenue for Q4 2023 of $62.5 million plus a full quarter impact of the September acquisition of $1.5 million, for a total of $64.0 million, times four quarters equals $256 million.

Adjusted EBITDA is defined as net income (loss), and adding back depreciation and amortization, interest expense, net, provision (benefit) for income taxes, stock-based compensation, acquisition-related costs, loss (gain) on foreign currency transactions, loss on extinguishment of debt, loss on settlement of shares to be issued, other income from government grant, change in fair value of debentures,and share of income (loss) of equity method investment. Adjusted EBITDA is a non-IFRS measures that the Company uses as an indicator of financial health and exclude several items which may be useful in the consideration of the financial condition of the Company. The following table shows our non-IFRS measure, Adjusted EBITDA, reconciled to our net income (loss) for the following indicated periods (in $millions):

For further information please visit our website at www.Quipthomemedical.com, or contact:

	For the three	For the three	For the	For the
	months ended	months ended	year ended	year ended
	September	September	September	September
	30, 2023	30, 2022	30, 2023	30, 2022
Net income (loss)	$(1.3)	$1.8	$(2.8)	$4.8
Add back:
Depreciation and amortization	12.1	7.2	40.2	23.0
Interest expense, net	1.9	0.6	6.6	2.1
Provision (benefit) for income taxes	0.1	(2.4)	0.1	(1.9)
Stock-based compensation	1.4	0.9	5.3	5.5
Acquisition-related costs	0.1	0.1	1.2	0.8
Other income from government grant	—	(0.6)	—	(4.9)
Loss on extinguishment of debt	—	0.3	—	0.3
Loss on settlement of shares to be issued	—	0.4	—	0.4
Gain (loss) on foreign currency transactions	0.3	—	(0.1)	0.2
Change in fair value of debentures and warrants	—	0.1	—	(1.1)
Share of loss in equity method investment	0.1	—	0.1	—
Adjusted EBITDA	$14.7	$8.4	$50.6	$29.2

Cole Stevens

VP of Corporate Development

Quipt Home Medical Corp.

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com

Condensed Statements of Income (Loss) (Unaudited, in $000s)

	For the three	For the three	For the	For the
	months ended	months ended	year ended	year ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
Revenues	$62,523	$40,092	$221,742	$139,862
Inventory sold	16,283	9,294	57,897	33,213
Operating expenses	28,691	18,606	103,224	65,203
Bad debt expense	2,875	3,242	10,065	12,225
Depreciation	10,639	6,294	34,966	20,453
Amortization of intangible assets	1,453	911	5,197	2,587
Stock-based compensation	1,369	897	5,280	5,493
Acquisition-related costs	137	574	1,269	797
Loss (gain) on sale of property and equipment	12	55	(75)	45
Other income from government grant	—	(631)	—	(4,885)
Interest expense, net	1,904	572	6,607	2,079
Loss on extinguishment of debt	—	281	30	281
(Gain) loss on foreign currency transactions	322	62	(108)	144
Share of loss in equity method investment	89	—	89	—
Change in fair value of debentures	—	85	—	(1,150)
Loss on settlement of shares to be issued	—	442	—	442
Provision (benefit) for income taxes	75	(2,362)	85	(1,904)
Net income (loss)	$(1,326)	$1,770	$(2,784)	$4,839
Income (loss) per share
Basic	$(0.03)	$0.05	$(0.07)	$0.14
Diluted	$(0.03)	$0.05	$(0.07)	$0.13

Condensed Statements of Financial Position (Unaudited, in $000s)

	As of	As of
	September 30, 2023	September 30, 2022
Cash	$17,209	$8,516
Accounts receivable, inventory and prepaid assets	48,224	33,020
Property and equipment	53,405	33,497
Other assets	128,570	57,181
Total assets	$247,408	$132,214

Accounts payable and other current liabilities	$60,574	$41,740
Long-term liabilities	75,719	10,927
Total liabilities	136,293	52,667
Shareholders’ equity	111,115	79,547
Total liabilities and shareholders’ equity	$247,408	$132,214

Condensed Statements of Cash Flows (Unaudited, in $000s)

	For the years ended September 30,
	2023	2022
Operating activities
Net income (loss)	$(2,784)	$4,839
Adjustments to reconcile net income (loss) to net cash provided by operating activities	45,269	20,747
Change in working capital, net of acquisitions:	(1,949)	758
Net cash flow provided by operating activities	40,536	26,344
Investing activities
Purchase of property and equipment, net of proceeds	(6,787)	(8,968)
Cash paid for acquisitions, net of cash acquired	(76,038)	(33,525)
Net cash flow used in investing activities	(82,825)	(42,493)
Financing activities
Repayments of loans, leases, purchase price payable, and other	(39,557)	(19,539)
Proceeds from credit facility, net of issuance costs	63,419	10,221
Proceeds (payments) from shareholders' equity activity	27,012	(533)
Net cash flow (used in) provided by financing activities	50,874	(9,851)
Net increase (decrease) in cash	8,585	(26,000)
Effect of exchange rate changes on cash held in foreign currencies	108	(96)
Cash, beginning of year	8,516	34,612
Cash, end of year	$17,209	$8,516